Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

The First Marblehead Corporation:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-192410, 333-177935, 333-163141, 333-153245, 333-129674 and 333-110523) of The First Marblehead Corporation of our reports dated September 10, 2014, with respect to the consolidated balance sheets of The First Marblehead Corporation and subsidiaries as of June 30, 2014 and 2013, and the related consolidated statements of operations, comprehensive (loss) income, changes in stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended June 30, 2014, and the effectiveness of internal control over financial reporting as of June 30, 2014, which reports appear in the June 30, 2014 annual report on Form 10-K of The First Marblehead Corporation.

/s/ KPMG LLP

Boston, Massachusetts September 10, 2014